EXHIBIT 99.1

Shopify Announces Second-Quarter 2023 Financial Results

Revenues Up 31% Year-Over-Year; Cashflow Positive for Third Consecutive Quarter

Internet, Everywhere - August 2, 2023 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, today announced financial results for the quarter ended June 30, 2023.

"Our business momentum has led to another quarter of strong financial results. We're not just shipping products faster, but we are also expanding our global merchant base, all while improving our ability to generate greater free cash flow,” said Harley Finkelstein, President of Shopify. “As we lean into the new shape of Shopify, our focus remains on building the world's best product to empower entrepreneurs and businesses everywhere."

Recent Business Highlights
•On July 26, Shopify released its semi-annual product and innovation showcase, Shopify Editions. Over 100 updates were featured in our Summer ‘23 Edition including the following:
◦Shopify Magic is a suite of AI-enabled features integrated across the Shopify platform to make it easier for merchants to run their businesses.
◦Sidekick, powered by the Shopify Magic umbrella, is an AI-enabled commerce assistant that allows merchants to use AI to increase productivity, improve workflows, make smarter decisions, and spend less time on operational tasks.
◦Shopify Collective is a low-cost, low-risk business-to-business solution that enables merchants to source products from other brands on Shopify and have them shipped directly to their customers.
◦Shopify Marketplace Connect app is a centralized hub for merchants to sell on all major marketplaces, including Amazon, eBay, and Walmart, while connecting, managing, and fulfilling their orders through Shopify.
◦Shopify Checkout is expanding its extensibility with over 15 new APIs and updates, allowing partners and developers to craft unique checkout experiences with apps and manage them within the checkout editor, scaling alongside merchants as their checkout needs grow more complex.
◦Shopify Credit is a pay-in full business credit card exclusively for Shopify merchants, rewarding them by offering amplified cash back on the categories where they spend the most.

•Integrated Shop Pay Installments into Shopify Point-of-Sale allowing retail merchants the ability to offer in-store shoppers the same payment flexibility offered online.
•Completed the U.S. roll out of Shop Cash, a rewards program that allows shoppers to earn Shop Cash on eligible Shop Pay purchases and redeem it in the Shop app.
•Launched Shopify Bill Pay, a new tool that streamlines expense management by enabling merchants to manage and pay vendors directly in the Shopify admin.
•Completed the previously announced sale of the Shopify Logistics businesses.

Second-Quarter Financial Highlights
•Gross Merchandise Volume1 ("GMV") increased 17% to $55.0 billion, an increase of $8.2 billion over the second quarter of 2022, up 18% on a constant currency basis.
•Total revenue increased 31% to $1.7 billion compared to the prior year, up 31% on a constant currency basis.
•Merchant Solutions revenue increased 35% to $1.3 billion compared to the prior year driven primarily by the growth of GMV and continued penetration of Shopify Payments.
•Gross Payments Volume2 ("GPV") grew to $31.7 billion, representing 58% of GMV processed in the quarter, versus $24.9 billion, or 53%, for the second quarter of 2022.
•Subscription Solutions revenue increased 21% to $444 million compared to the prior year primarily due to more merchants joining the platform and the pricing changes that went into effect for existing merchants in April.
•Monthly Recurring Revenue3 ("MRR") as of June 30, 2023 increased 30% to $139 million compared to the prior year. MRR gains were driven primarily by the pricing changes that went into effect for our existing merchants in late April and continued growth in the number of Standard and Plus merchants. Shopify Plus contributed $41 million, or 29%, of MRR compared with 31% of MRR as of June 30, 2022.
•Gross profit grew 27% to $835 million, compared to the prior year. Gross margin for the quarter was 49.3% compared to 50.7% in the second quarter of 2022, driven by a higher mix of revenue from our lower margin Merchant Solutions segment, primarily from the lower margin revenue contributions from Deliverr.
•Operating loss was $1.6 billion which includes $1.7 billion in one-time items from the impairment and acceleration of stock-based compensation related to the sales of our logistics businesses, as well as severance. Excluding these one-time charges, operating income was positive for the quarter.
•Adjusted operating income4 was $146 million, or 9% of revenue, compared with adjusted operating loss of $42 million or 3% of revenue in the second quarter of 2022. The difference primarily reflects higher revenue compared to the same period last year as well as lower adjusted operating expenses.
•Capital expenditures5 were $21 million compared to $12 million in the second quarter of 2022.
1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
2. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
3. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
4. Non-GAAP financial measures exclude the effect of stock-based compensation expenses and related payroll taxes, accelerated stock-based compensation, amortization of acquired intangibles, severance related costs, impairment on sales of Shopify's logistics businesses, unrealized and realized gains and losses on equity and other investments, and tax effects related to non-GAAP adjustments. Please refer to "Non-GAAP Financial Measures" in this press release for more information.
5. Capital expenditures is equivalent to the amount included in Acquisition of property and equipment on our Consolidated Statement of Cash Flows for the reported period.

•Free Cash Flow6 was $97 million or 6% of revenues, compared with negative free cash flow of $87 million or 7% of revenues in the second quarter of last year.
•Cash and marketable securities were $4.8 billion as of June 30, 2023, and we had a net cash position of $3.9 billion after consideration of the outstanding convertible notes. Shopify Capital had $719 million in loans receivables and merchant cash advances outstanding on June 30, 2023.

2023 Outlook
The outlook that follows supersedes all prior financial outlook statements made by Shopify, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below for more information. Note that year-over-year comparability in our financial outlook will be impacted by the sale of our logistics businesses, which we expect will create a revenue growth headwind of approximately 300 to 400 basis points and a gross margin tailwind of approximately 300 to 400 basis points when compared to the third quarter of 2022.

For the third quarter of 2023, we expect:
•Revenue to grow at a low-twenties percentage rate on a year-over-year basis, which translates into a year-over-year growth rate in the mid-twenties, when adjusting for the 300 to 400 basis points headwind from the sale of our logistics businesses;
•Gross margin percentage to be approximately two to three percentage points higher than the second quarter 2023 gross margin of 49.3%;
•Operating expense dollars to be flat to up slightly compared to the second quarter of 2023 operating expense dollars, when excluding one-time items from the impairment and accelerated stock-based compensation related to the sale of our logistics businesses and severance from the second quarter;
•Stock-based compensation to be approximately $110 million;
•Capital expenditures of approximately $45 million for the full year, inclusive of $33 million in the first half of the year related to logistics, and
•Free cash flow profitability for the third quarter of 2023 to be greater than the entire first half of 2023.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our second-quarter results today, August 2, 2023, at 5:00 p.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://

6. Free Cash Flow is defined as cash flow from operations less capital expenditures. Please refer to “Non-GAAP Financial Measures” in this press release for more information.

investors.shopify.com/news-and-events/. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Second Quarter 2023 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Second Quarter 2023 Management's Discussion and Analysis will be available on Shopify’s website at www.shopify.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements related to Shopify’s planned business initiatives and operations and outlook, the performance of Shopify's merchants, the impact of Shopify's business on its merchants and other entrepreneurs, and economic activity and consumer spending. Words such as "continue", "will", “intend”, "enable", “believe” and "expect" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: sustaining our rapid growth; managing our growth; our potential inability to compete successfully against current and future competitors; the security of personal information we store relating to merchants and their consumers, as well as consumers with whom we have a direct relationship including users of our apps; a denial of service attack or security breach; our ability to innovate; our limited operating history in new and developing markets and geographic regions; international sales and operations and the use of our platform in various countries; our current reliance on two suppliers to provide the technology we offer through Shopify Payments; the reliance of our business, including the services we provide to merchants, in part on the success of our strategic relationships with third parties; our potential inability to hire, retain and motivate qualified personnel; our use of third-party cloud providers to deliver our platform services; complex and changing laws and regulations worldwide; our dependence on the continued services of our senior management and other key employees; payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance; our potential failure to effectively maintain, promote and enhance our brand; our history of losses and our ability to achieve or maintain profitability; serious errors or defects in our software or hardware; our potential inability to achieve or maintain data transmission capacity; activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform; evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations that may limit the use and adoption of our services; the impact of acquisitions, divestitures, investments, or other significant transactions including fluctuations in our share of income and loss from equity investments accounted for under the equity method; risks associated with Shopify Capital, and offering financing to merchants; potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings; our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier; the impact of worldwide economic conditions, such as economic impacts due to the Russian invasion of Ukraine, including the resulting effect on spending by small and medium-sized businesses or their customers; manufacturing and supply chain risks; unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns; being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants; the interoperability of our platform with mobile devices and operating systems; changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers; our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology; our pricing decisions for our solutions, including localized pricing for different markets; our use of open source software; seasonal fluctuations; exchange rate fluctuations that may negatively affect our results of operations; our dependence upon consumers’ and merchants’ access to, and willingness to use, the internet for commerce; provisions of our financial instruments including our convertible notes; our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all; our tax loss carryforwards; the ownership of our shares; our sensitivity to interest rate fluctuations; our concentration of credit risk, and the ability to mitigate that risk using third parties, periodic variability in how compensation expense is allocated between cash and stock-based compensation due to compensation allocations by our employees under our Flex Comp compensation system; industry or macroeconomic trends or developments, including inflation; and other events and factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release, represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Carrie Gillard	Stephanie Ross
Director, Investor Relations	Communications Lead
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Revenues
Subscription solutions	444	366	826	711
Merchant solutions	1,250	929	2,376	1,788
	1,694	1,295	3,202	2,499
Cost of revenues
Subscription solutions	85	85	169	163
Merchant solutions	774	554	1,481	1,042
	859	639	1,650	1,205
Gross profit	835	656	1,552	1,294
Operating expenses
Sales and marketing	321	327	608	630
Research and development	648	347	1,106	651
General and administrative	131	130	254	239
Transaction and loan losses	31	42	73	62
Impairment on sales of Shopify's logistics businesses	1,340	—	1,340	—
Total operating expenses	2,471	846	3,381	1,582
Loss from operations	(1,636)	(190)	(1,829)	(288)

Other income (expense), net	335	(1,008)	604	(2,563)
Loss before income taxes	(1,301)	(1,198)	(1,225)	(2,851)
(Provision for) recovery of income taxes	(10)	(6)	(18)	173
Net loss	(1,311)	(1,204)	(1,243)	(2,678)
Other comprehensive income (loss)	11	(9)	20	(3)
Comprehensive loss	(1,300)	(1,213)	(1,223)	(2,681)

Net loss per share attributable to shareholders:
Basic	(1.02)	(0.95)	(0.97)	(2.12)
Diluted	(1.02)	(0.95)	(0.97)	(2.12)

Weighted average shares used to compute net loss per share attributable to shareholders:
Basic	1,280,407,642	1,262,011,665	1,278,655,866	1,261,069,535
Diluted	1,280,407,642	1,262,011,665	1,278,655,866	1,261,069,535

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US millions except share amounts, unaudited)

	As at
	June 30, 2023	December 31, 2022
	$	$
Assets
Current assets
Cash and cash equivalents	1,611	1,649
Marketable securities	3,169	3,404
Trade and other receivables, net	262	273
Loans, merchant cash advances and related receivables, net	719	580
Other current assets	148	144
	5,909	6,050
Long-term assets
Property and equipment, net	69	131
Right-of-use assets, net	101	355
Intangible assets, net	26	390
Deferred tax assets	39	41
Equity and other investments ($1,438 and $869, carried at fair value)	2,294	1,954
Equity method investment	838	—
Goodwill	427	1,836
	3,794	4,707
Total assets	9,703	10,757
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	554	542
Deferred revenue	310	296
Lease liabilities	16	18
	880	856
Long-term liabilities
Deferred revenue	236	268
Lease liabilities	204	465
Convertible senior notes	914	913
Deferred tax liabilities	6	16
	1,360	1,662
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,203,186,476 and 1,195,697,614, issued and outstanding; unlimited Class B restricted voting shares authorized, 79,283,868 and 79,430,952 issued and outstanding; 1 Founder share authorized, 1 and 1 issued and outstanding	9,019	8,747
Additional paid-in capital	205	30
Accumulated other comprehensive income (loss)	4	(16)
Accumulated deficit	(1,765)	(522)
Total shareholders’ equity	7,463	8,239
Total liabilities and shareholders’ equity	9,703	10,757

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US millions, unaudited)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(1,311)	(1,204)	(1,243)	(2,678)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization and depreciation	17	16	47	34
Stock-based compensation	280	139	415	257
Provision for transaction and loan losses	15	22	43	32
Deferred income tax expense (recovery)	2	4	3	(180)
Revenue related to non-cash consideration	(39)	(28)	(87)	(54)
Impairment on sales of Shopify's logistics businesses	1,340	—	1,340	—
Net (gain) loss on equity and other investments	(281)	1,018	(496)	2,612
Unrealized foreign exchange loss (gain)	1	10	(2)	16
Changes in operating assets and liabilities(1)	94	(52)	198	(139)
Net cash provided by (used in) operating activities	118	(75)	218	(100)
Cash flows from investing activities
Acquisitions of property and equipment	(21)	(12)	(35)	(28)
Purchase of marketable securities	(1,279)	(569)	(2,377)	(2,033)
Maturity of marketable securities	1,245	1,760	2,642	3,690
Purchases and originations of loans(1)	(457)	(122)	(806)	(205)
Repayments of loans(1)	279	72	445	127
Purchase of equity and other investments	(14)	(116)	(104)	(570)
Acquisition of businesses, net of cash acquired	—	(30)	(31)	(30)
Other	(26)	—	(26)	—
Net cash (used in) provided by investing activities	(273)	983	(292)	951
Cash flows from financing activities
Proceeds from the exercise of stock options	26	2	32	8
Net cash provided by financing activities	26	2	32	8
Effect of foreign exchange on cash and cash equivalents	2	(11)	4	(11)
Net (decrease) increase in cash and cash equivalents	(127)	899	(38)	848
Cash and cash equivalents – Beginning of Period	1,738	2,452	1,649	2,503
Cash and cash equivalents – End of Period	1,611	3,351	1,611	3,351
(1) Comparative figures have been reclassified in order to conform to the current period presentation.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles ("GAAP"), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted gross profit, adjusted sales and marketing, adjusted research and development, adjusted general and administrative expenses, adjusted impairment on sales of Shopify's logistics businesses, adjusted operating income/loss, adjusted net income/loss and adjusted net income/loss per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes, accelerated stock-based compensation, amortization of acquired intangibles, severance related costs, and impairment on sales of Shopify’s logistics businesses. Adjusted net income/loss and adjusted net income/loss per share also exclude unrealized and realized gains and losses on equity and other investments and tax effects related to non-GAAP adjustments. In addition, our non-GAAP free cash flow measure is cash flow from operations less capital expenditures.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
GAAP Gross profit	835	656	1,552	1,294
% of Revenue	49%	51%	48%	52%
add: stock-based compensation	1	2	3	4
add: amortization of acquired intangibles	8	7	27	13
Adjusted Gross profit	844	665	1,582	1,311
% of Revenue	50%	51%	49%	52%

GAAP Sales and marketing	321	327	608	630
% of Revenue	19%	25%	19%	25%
less: stock-based compensation	12	17	26	32
less: payroll taxes related to stock-based compensation	—	—	1	1
less: accelerated stock-based compensation	1	—	1	—
less: amortization of acquired intangibles	1	—	3	1
less: severance related costs	28	—	28	—
Adjusted Sales and marketing	279	310	549	596
% of Revenue	16%	24%	17%	24%

GAAP Research and development	648	347	1,106	651
% of Revenue	38%	27%	35%	26%
less: stock-based compensation	84	98	185	180
less: payroll taxes related to stock-based compensation	4	1	9	4
less: accelerated stock-based compensation	164	—	164	—
less: severance related costs	102	—	102	—
Adjusted Research and development	294	248	646	467
% of Revenue	17%	19%	20%	19%

GAAP General and administrative	131	130	254	239
% of Revenue	8%	10%	8%	10%
less: stock-based compensation	18	22	36	41
less: payroll taxes related to stock-based compensation	1	1	1	2
less: severance related costs	18	—	18	—
Adjusted General and administrative	94	107	199	196
% of Revenue	6%	8%	6%	8%

GAAP Transaction and loan losses	31	42	73	62
% of Revenue	2%	3%	2%	2%

GAAP Impairment on sales of Shopify's logistics businesses	1,340	—	1,340	—
% of Revenue	79%	—%	42%	—%
less: impairment on sales of Shopify's logistics businesses	1,340	—	1,340	—
Adjusted Impairment on sales of Shopify's logistics businesses	—	—	—	—
% of Revenue	—	—	—	—

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
GAAP Operating expenses	2,471	846	3,381	1,582
% of Revenue	146%	65%	106%	63%
less: stock-based compensation	114	137	247	253
less: payroll taxes related to stock-based compensation	5	2	11	7
less: accelerated stock-based compensation	165	—	165	—
less: amortization of acquired intangibles	1	—	3	1
less: severance related costs	148	—	148	—
less: impairment on sales of Shopify's logistics businesses	1,340	—	1,340	—
Adjusted Operating expenses	698	707	1,467	1,321
% of Revenue	41%	55%	46%	53%

GAAP Operating loss	(1,636)	(190)	(1,829)	(288)
% of Revenue	(97)%	(15)%	(57)%	(12)%
add: stock-based compensation	115	139	250	257
add: payroll taxes related to stock-based compensation	5	2	11	7
add: accelerated stock-based compensation	165	—	165	—
add: amortization of acquired intangibles	9	7	30	14
add: severance related costs	148	—	148	—
add: impairment on sales of Shopify's logistics businesses	1,340	—	1,340	—
Adjusted Operating income (loss)	146	(42)	115	(10)
% of Revenue	9%	(3)%	4%	—%

GAAP Net loss	(1,311)	(1,204)	(1,243)	(2,678)
% of Revenue	(77)%	(93)%	(39)%	(107)%
add: stock-based compensation	115	139	250	257
add: payroll taxes related to stock-based compensation	5	2	11	7
add: accelerated stock-based compensation	165	—	165	—
add: amortization of acquired intangibles	9	7	30	14
add: severance related costs	148	—	148	—
add: impairment on sales of Shopify's logistics businesses	1,340	—	1,340	—
add: net (gain) loss on equity and other investments	(281)	1,017	(496)	2,572
add: income tax effects related to non-GAAP adjustments	(12)	—	(15)	(186)
Adjusted Net income (loss)	178	(39)	190	(14)
% of Revenue	11%	(3)%	6%	(1)%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$
Basic GAAP Net loss per share attributable to shareholders	(1.02)	(0.95)	(0.97)	(2.12)
add: stock-based compensation	0.09	0.11	0.20	0.20
add: payroll taxes related to stock-based compensation	0.00	0.00	0.01	0.01
add: accelerated stock-based compensation	0.13	0.00	0.13	0.00
add: amortization of acquired intangibles	0.01	0.01	0.02	0.01
add: severance related costs	0.12	0.00	0.12	0.00
add: impairment on sales of Shopify's logistics businesses	1.05	0.00	1.05	0.00
add: net (gain) loss on equity and other investments	(0.22)	0.81	(0.39)	2.04
add: income tax effects related to non-GAAP adjustments	(0.01)	0.00	(0.01)	(0.15)
Basic Adjusted Net income (loss) per share attributable to shareholders	0.14	(0.03)	0.15	(0.01)
Weighted average shares used to compute GAAP and adjusted basic net income (loss) per share attributable to shareholders	1,280,407,642	1,262,011,665	1,278,655,866	1,261,069,535

Diluted GAAP Net loss per share attributable to shareholders(1)	(1.01)	(0.95)	(0.96)	(2.12)
add: stock-based compensation	0.09	0.11	0.19	0.20
add: payroll taxes related to stock-based compensation	0.00	0.00	0.01	0.01
add: accelerated stock-based compensation	0.13	0.00	0.13	0.00
add: amortization of acquired intangibles	0.01	0.01	0.02	0.01
add: severance related costs	0.11	0.00	0.11	0.00
add: impairment on sales of Shopify's logistics businesses	1.03	0.00	1.04	0.00
add: net (gain) loss on equity and other investments	(0.22)	0.81	(0.38)	2.04
add: income tax effects related to non-GAAP adjustments	(0.01)	0.00	(0.01)	(0.15)
Diluted Adjusted Net income (loss) per share attributable to shareholders	0.14	(0.03)	0.15	(0.01)
Weighted average shares used to compute GAAP and adjusted diluted net income (loss) per share attributable to shareholders(1)	1,295,383,119	1,262,011,665	1,293,697,550	1,261,069,535
(1) As the adjustments to GAAP net loss per share for the three and six months ended June 30, 2023 have resulted in an adjusted net income per share, the diluted GAAP net loss and the weighted average shares used to compute GAAP and non-GAAP diluted net income (loss) have been adjusted to reflect the effect of dilutive securities.

Free Cash Flow Reconciliation
The following table illustrates how free cash flow is calculated in this press release:

	Three months ended
	June 30, 2023	June 30, 2022
	$	$
	(in millions)
Net cash provided by (used in) operating activities	118	(75)
less: capital expenditures(1)	(21)	(12)
Free cash flow	97	(87)
(1) Capital expenditures is equivalent to the amount included in "acquisition of property and equipment" on our Condensed Consolidated Statement of Cash Flows for the reported period.

Financial Performance Constant Currency Analysis
The following table converts our GMV, revenues, gross profit and (loss) income from operations using the comparative period's monthly average exchange rates. The table below setting out the effect of foreign exchange rates on GMV and our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the below disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in foreign exchange rates and to assist investors in understanding our financial and operating performance. Adjusted gross profit and adjusted operating income/loss are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

	Three months ended June 30,
	GMV	Revenue	Subscription Solutions Revenue	Merchant Solutions Revenue	Gross Profit	(Loss) Income from Operations
	(in millions, except percentages)
2022 As Reported (GAAP, excl. GMV)	$46,850	$1,295	$366	$929	$656	$(190)
2022 As Adjusted	$46,850	$1,295	$366	$929	$665	$(42)
2023 As Reported (GAAP, excl. GMV)	$55,012	$1,694	$444	$1,250	$835	$(1,636)
2023 As Adjusted	$55,012	$1,694	$444	$1,250	$844	$146
Percentage Change Y/Y (GAAP, excl. GMV)	17%	31%	21%	35%	27%	761%
Percentage Change Y/Y (As Adjusted)	17%	31%	21%	35%	27%	(448)%
Constant Currency Impact	$(482)	$(6)	$—	$(6)	$(2)	$17
Percentage Change Y/Y (GAAP, excl. GMV) Constant Currency	18%	31%	21%	35%	28%	770%
Percentage Change Y/Y (As Adjusted, excl. GMV) Constant Currency	18%	31%	21%	35%	27%	(407)%

Q2 Key Performance Indicators
The following represents a summary of our Q2 key performance indicators, along with period-over-period changes:

	Three months ended		2023 vs. 2022
	June 30, 2023	June 30, 2022	% Change / Change (bps)
	(in millions, except percentages)
GMV	$55,012	$46,850	17%
GPV	$31,682	$24,869	27%
GPV as a % of GMV	58%	53%	450 bps
MRR	$139	$107	30%
Shopify Plus MRR as a % of total MRR	29%	31%	(200) bps
Revenue	$1,694	$1,295	31%
Attach Rate(1)	3.08%	2.76%	32 bps
(1) Attach rate is defined as total revenue divided by GMV and is a key performance indicator of our business and our ability to generate greater value for our merchants.